EXHIBIT 99.1

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Expressed in Canadian Dollars)
(Unaudited)

1600-570 Granville Street
Vancouver, BC V6C 3P1

Phone: 604-558-1784
Email: invest@pretivm.com

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited – Expressed in Canadian Dollars)

	Notes	March 31, 2012	December 31, 2011

ASSETS

Current assets
Cash and cash equivalents		$25,710,412	$16,447,223
Receivables	7	5,418,716	6,790,658
Deposits and prepaid expenses		231,092	373,346
Due from Silver Standard Resources Inc.	5	-	501,989
Total current assets		31,360,220	24,113,216

Non-current assets
Reclamation deposits	3	378,755	378,755
Property, plant and equipment	6	2,898,392	2,775,871
Mineral interests	3	507,363,772	490,762,469
Total non-current assets		510,640,919	493,917,095

Total Assets		$542,001,139	$518,030,311

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$7,120,277	$5,414,233
Flow-through share premium liability	4	1,666,132	-
Total current liabilities		8,786,409	5,414,233

Non-current liabilities
Asset retirement obligation		175,320	174,127
Property payment	3	400,000	400,000
Deferred income tax liability		3,994,734	1,533,472
Total liabilities		13,356,463	7,521,832

EQUITY

Share capital	4	529,974,827	511,262,747
Share based payment reserve	4	34,669,882	30,747,469
Deficit		(36,000,033)	(31,501,737)
Total equity		528,644,676	510,508,479

Total Equity and Liabilities		$542,001,139	$518,030,311

Subsequent events	8

These condensed consolidated interim financial statements are authorized for issuance by the Board of Directors on May 10, 2012.

On behalf of the Board:
“Ross A. Mitchell”	“Robert A. Quartermain”
Ross A. Mitchell (Chairman of Audit Committee)	Robert A. Quartermain (Director)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited – Expressed in Canadian Dollars)

		Three months ended March 31,
	Notes	2012	2011

EXPENSES

Amortization		$55,667	$52,752
Consulting		17,258	36,636
General and administrative		134,988	121,970
Insurance		87,021	30,330
Investor relations		241,506	85,713
Listing fees		461,173	66,641
Professional fees		272,872	153,701
Salaries		349,149	231,025
Share-based compensation	4	2,143,756	5,387,780
Travel and accommodation		53,321	27,597

Loss before other items		3,816,711	6,194,145

OTHER ITEMS

Accretion of asset retirement obligation		1,193	-
Interest income		(65,061)	(117,914)

Loss before taxes		3,752,843	6,076,231

Deferred income tax expense		745,453	-

Net loss and comprehensive loss for the period		$4,498,296	$6,076,231
Basic and diluted loss per common share	4	$(0.05)	$(0.07)
Weighted average number of common shares outstanding		87,459,114	83,981,018

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Expressed in Canadian Dollars)

		Three months ended March 31,
	Notes	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period		$(4,498,296)	$(6,076,231)
Items not affecting cash:
Accretion of asset retirement obligation		1,193	-
Amortization		55,667	52,752
Deferred income tax expense		745,453	-
Share-based compensation	4	2,143,756	5,387,780
Change in non-cash working capital items:
Receivables		(35,312)	(335,411)
Prepaid expenses		142,254	(242,150)
Accounts payable and accrued liabilities		164,815	(710,307)

Net cash used in operating activities		(1,280,470)	(1,923,567)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued	4	23,125,000	-
Share issuance costs	4	(1,222,326)	-
Due from Silver Standard Resources Inc.	5	501,989	(114,505)
Proceeds from exercise of stock options		128,642	-
Underwriters’ exercise of over allotment option		-	18,000,000
Settlement of convertible promissory note		-	(18,000,000)

Net cash generated by financing activities		22,533,305	(114,505)

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral interests	3	(11,539,268)	(1,183,313)
BC Mineral Exploration Tax Credit receivable		(166,000)	-
Purchase of property, plant and equipment		(284,378)	(1,173,945)

Net cash used in investing activities		(11,989,646)	(2,357,258)

Change in cash and cash equivalents for the period		9,263,189	(4,395,330)

Cash and cash equivalents, beginning of period		16,447,223	48,533,766

Cash and cash equivalents, end of period		$25,710,412	$44,138,436

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
 (Unaudited – Expressed in Canadian Dollars)

		Common shares
	Note	Number of shares	Amount	Share-based payments reserve	Deficit	Total
Balance – December 31, 2010		78,844,586	$458,738,330	$13,779,108	$(14,130,016)	$458,387,422
Underwriters’ exercise of over allotment option		3,000,000	18,000,000	-	-	18,000,000
Shares issued on conversion of promissory note	3	3,625,500	21,753,000	-	-	21,753,000
Value assigned to options vested		-	-	5,387,780	-	5,387,780
Loss for the period		-	-	-	(6,076,231)	(6,076,231)
Balance – March 31, 2011		85,470,086	$498,491,330	$19,166,888	$(20,206,247)	$497,451,971
Balance – December 31, 2011		86,860,086	$511,262,747	$30,747,469	$(31,501,737)	$510,508,479
Shares issued under flow-through agreement	4	1,250,000	19,437,500	-	-	19,437,500
Share issue costs		-	(1,222,326)	-	-	(1,222,326)
Deferred income tax on share issuance costs		-	305,559	-	-	305,559
Value assigned to options vested	4	-	-	3,985,119	-	3,985,119
Shares issued upon exercise of options, for cash	4	13,050	128,641	-	-	128,641
Transfer from contributed surplus on exercise of options		-	62,706	(62,706)	-	-
Loss for the period		-	-	-	(4,498,296)	(4,498,296)
Balance – March 31, 2012		88,123,136	$529,974,827	$34,669,882	$(36,000,033)	$528,644,676

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars)

1.           NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010. The address of its registered office is 1600 – 570 Granville Street, Vancouver, BC, V6C 3P1.

The Company owns the Snowfield and Brucejack Projects (the “Projects”) located in Northwest British Columbia, Canada.  The Company is in the process of exploring the Projects and has not yet determined whether they contain economically recoverable mineral reserves.  The Company’s continuing operations and the underlying value and recoverability of the amount shown for the mineral interests is entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the Projects, obtaining the necessary permits to mine, and on future profitable production or from the proceeds from the disposition of the Projects.

2.           SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with Internation Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Accordingly, these Financial Statements do not include all of the information and footnotes required by IFRS for complete financial statements for year-end reporting purposes. These financial statements should be read in conjunction with the Company’s financial statements for the year ended December 31, 2011, which has been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied by the Company in these financial statements are the same as those applied by the Company in its most recent annual consolidated financial statements for the year ended December 31, 2011 as filed on SEDAR at www.sedar.com.

b)	Critical accounting estimates and judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements.

•	Impairment

The Company considers both external and internal sources of information in assessing whether there are any indicators that mineral interests are impaired. External sources of information include changes in the market, and the economic and legal environment in which the Company operates. Internal sources of information include the manner in which mineral interests are being used or are expected to be used.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2012 and 2011
 (Unaudited – Expressed in Canadian Dollars)

2.           SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

b)	Critical accounting estimates and judgments (cont’d)

•	Share-based payment transactions

The Company assesses the inputs used in calculating the share-based payment transactions included in the loss for the periods. Management considers all appropriate facts and circumstances in making its assessments including historical experience and comparisons to peers in the market.

3.           MINERAL INTERESTS

The Company’s mineral interests consist of gold/copper/silver exploration projects located in northwest British Columbia.

Expenditures on the Company’s mineral interests are summarized as follows:

	Brucejack	Snowfield	Total
Acquisition
Balance, December 31, 2010	$140,935,890	$309,064,110	$450,000,000
Addition in the period	1,952,277	-	1,952,277
Balance, December 31, 2011	$142,888,167	$309,064,110	$451,952,277

Exploration
Balance, December 31, 2010	$-	$-	$-
Costs incurred in the period	41,911,290	278,902	42,190,192
Recoveries	(3,380,000)	-	(3,380,000)
Balance, December 31, 2011	$38,531,290	$278,902	$38,810,192
Mineral Interests, December 31, 2011	$181,419,457	$309,343,012	$490,762,469

Acquisition
Balance, December 31, 2011	$142,888,167	$309,064,110	$451,952,277
Addition in the period	17,570	3,528	21,098
Balance, March 31, 2012	$142,905,737	$309,067,638	$451,973,375

Exploration
Balance, December 31, 2011	$38,531,290	$278,902	$38,810,192
Costs incurred in the period	16,476,664	269,541	16,746,205
Recoveries	(166,000)	-	(166,000)
Balance, March 31, 2012	$54,841,954	$548,443	$55,390,397
Mineral Interests, March 31, 2012	$197,747,691	$309,616,081	$507,363,772

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars)

3.           MINERAL INTERESTS (Cont’d)

Snowfield and Brucejack Projects

The Company owns the Snowfield and Brucejack Projects which were acquired from Silver Standard Resources Inc. (“Silver Standard”) for $450,000,000, paid by $215,020,000 in cash and the issuance of 32,537,833 common shares of the Company valued at $195,227,000 and a convertible promissory note for $39,753,000, of which $18,000,000 was paid by the Company in cash and the balance of $21,753,000 was converted to 3,625,500 shares of the Company.

During the year ended December 31, 2011, the Company entered into a purchase agreement to acquire certain mineral claims in Northwest British Columbia, adjacent to the Company’s claims that include the Brucejack and Snowfield Projects, for $750,000.  Upon closing of the acquisition, the Company paid cash of $150,000 and is committed to paying $200,000 on the first anniversary of closing and $400,000 on the second anniversary of closing.

The Company has lodged $378,755 in the form of Guaranteed Investment Certificates as security deposits with various government agencies in relation to close down and restoration provisions for the Projects.

The Brucejack Project is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

4.           CAPITAL AND RESERVES

Authorized Share Capital

At March 31, 2012, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

On February 17, 2012, the Company closed a private placement of 1,250,000 flow-through common shares at a price of $18.50 per flow-through share for aggregate gross proceeds of $23,125,000.  The Company bifurcated the gross proceeds between share capital of $21,458,868 (before share issue costs of $1,222,326) and flow-through share premium of $1,666,132.

On March 19, 2012, the Company filed a final short form base shelf prospectus that will allow for an offering of up to an aggregate principal amount of $180 million of securities, which includes up to $36 million in common shares owned by Silver Standard that may be offered by way of a secondary offering under the prospectus.

See note 8.

Basic and diluted loss per share

The calculation of basic and diluted loss per share is based on the following:

	Three months ended March 31,
	2012	2011
Loss attributable to common shareholders	$0.05	$0.07
Weighted average number of common shares outstanding for calculation of loss per share	87,459,114	83,981,018

The loss per share does not include the effect of 6,991,950 share purchase options outstanding as they are anti-dilutive.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars)

4.           CAPITAL AND RESERVES (Cont’d)

Share Option Plan

Continuity of share purchase options for the three months ended March 31, 2012 is as follows:
Expiry date	Exercise price ($)	December 31, 2011	Granted	Exercised /Forfeited	March 31, 2012	Exercisable
December 21, 2015	6.00	2,725,000	-	-	2,725,000	2,043,750
January 28, 2016	6.10	1,575,000	-	-	1,575,000	1,181,250
February 10, 2016	8.73	100,000	-	-	100,000	75,000
March 16, 2016	11.01	645,000	-	-	645,000	483,750
August 11, 2016	9.55	125,000	-	(11,250)	113,750	51,250
November 2, 2016	9.73	275,000	-	-	275,000	68,750
December 15, 2016	11.78	1,435,000	-	(1,800)	1,433,200	356,950
January 24, 2017	16.40	-	115,000	-	115,000	28,750
March 8, 2017	17.46	-	10,000	-	10,000	2,500
		6,880,000	125,000	13,050	6,991,950	4,291,950

Weighted average exercise price		$7.95	$16.48	$9.86	$8.10
Weighted average remaining contractual life (years)					4.04

The total fair value of stock options incurred for the three month period ended March 31, 2012 is $3,985,119 of which $2,143,756 has been expensed in the statement of loss and $1,841,363 has been capitalized to mineral interests.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the three month period ended March 31, 2012 using the Black-Scholes option pricing model:

Risk-free interest rate	1.19%
Expected volatility	68.24%
Expected life	5 years
Expected dividend yield	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

5.	RELATED PARTIES

Transactions with Key Management Personnel

Key management personnel compensation:
	For the three months ended March 31,
	2012	2011
Salaries and management fees	$274,000	$200,000
Share based compensation	1,869,923	4,489,622
Management fees	-	24,000
	$2,143,923	$4,713,622

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars)

5.	RELATED PARTIES (Cont’d)

Receivable from Silver Standard

The Company and Silver Standard have an agreement to share certain share issuance costs related to the Company’s IPO and subsequent sales of the Company’s shares by Silver Standard (the “Secondary Offering”). The Company had recorded a receivable of $501,989 due from Silver Standard at December 31, 2011 with a corresponding offset to share issuance costs.  This amount has been repaid in the three months ended March 31, 2012.

Subsidiaries

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Pretium Explorations Inc.	British Columbia, Canada	100%	Holds interest in the Brucejack and Snowfield Projects
0890696 BC Ltd.	British Columbia, Canada	100%	Holds real estate in Stewart, BC

6.           PROPERTY, PLANT AND EQUIPMENT

During the three months ended March 31, 2012, $51,344 of amortization was recognized in comprehensive loss and $110,513 was capitalized within mineral properties.

7.	FINANCIAL RISK MANAGEMENT

(a)	Overview

The Company has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

(b)	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.  The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and other receivables.  The Company limits its exposure to credit risk on liquid financial assets through investing its cash and cash equivalents with senior Canadian banks.  Other receivables consist primarily of Harmonized Sales Tax (“HST”) and BC Mineral Exploration Tax Credits receivable from the Government of Canada.

The carrying value of the Company’s cash and cash equivalents and other receivables represent the maximum exposure to credit risk.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars)

7.	FINANCIAL RISK MANAGEMENT (Cont’d)

Financial Assets	Carrying Amount as at March 31, 2012	Carrying Amount as at December 31, 2012
Receivables
HST	$1,872,716	$3,410,658
BC Mineral Exploration Tax Credit	3,546,000	3,380,000
Due from Silver Standard Resources Inc.	-	501,989
Cash and cash equivalents	25,710,412	16,447,223
	$31,129,128	$23,739,870

(c)           Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company's cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by the Company for its programs.

(d)           Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(e)           Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

If the average interest rate for the period ending March 31, 2012 had increased/decreased by 1%, the effect on the Company would have been immaterial.

 (f)           Capital Management

The Company’s objectives in the managing of the liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives.  The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, contributed surplus, accumulated comprehensive income and accumulated deficit.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2012 and 2011
(Unaudited – Expressed in Canadian Dollars)

7.           FINANCIAL RISK MANAGEMENT (Cont’d)

(f)      Capital Management (cont’d)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, or acquire or dispose of assets to facilitate the management of its capital requirements.  The Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the Board of Directors.  As at March 31, 2012, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.  The Company has sufficient funds to meet its current operating and exploration and development obligations.

(g)           Fair Value

The carrying value of the Company’s financial assets and liabilities approximate their fair value.

8.           SUBSEQUENT EVENTS

(a)	On April 2, 2012, we announced the adoption of a shareholder right’s plan, subject to TSX and shareholder approval.

(b)	On May 9, 2012, the Company completed a prospectus offering of 5,554,500 common shares at a price of $14.50 per share for aggregate gross proceeds of $80.5 million.